SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Reis, Inc.
(Name of Issuer)

Common Stock, par value $0.02 per share
(Title Class of Securities)

75936P 105
(CUSIP Number)

Lloyd Lynford
c/o Reis, Inc.
530 Fifth Avenue
New York, NY 10036
(212) 921-1122
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

  June 30, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75936P 105	13D	Page 2 of 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Lloyd Lynford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 1,400,433 shares of Common Stock
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,400,433 shares of Common Stock
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,433 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON (see Instructions) IN

    This statement constitutes Amendment No. 4 (“Amendment No. 4”) to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by Lloyd Lynford (the “Reporting Person”) in connection with the ownership of Common Stock, par value $0.02 per share (the “Common Stock”), of Reis, Inc., a Maryland corporation (the “Company”), with its principal executive offices at 530 Fifth Avenue, New York, NY 10036, as such Schedule 13D has previously been amended and supplemented (the “Schedule 13D”).

    In accordance with Act Rule 13d-2, this Amendment No. 4 amends and supplements only information that has materially changed since the June 17, 2010 filing by the Reporting Person of Amendment No. 3 to the Schedule 13D. To the best knowledge of the Reporting Person, there has been no material change in the information set forth in response to Items 1, 2 and 7 of the Schedule 13D. Accordingly, those Items are omitted from this Amendment No. 4.  Unless otherwise stated, the information set forth in the Schedule 13D remains accurate in all material respects.  Unless otherwise defined herein, capitalized terms herein shall have the meanings set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

    Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

    The matters set forth in Item 4 below are incorporated in this Item 3 by reference as if fully set forth herein.

Item 4. Purpose of Transaction.

    Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

    On February 4, 2011, the Reporting Person received 10,667 shares of Common Stock upon vesting of restricted stock units (“RSUs”).

    On February 19, 2011, the Reporting Person received 10,000 shares of Common Stock upon vesting of RSUs.

    On February 28, 2011, the Reporting Person received 7,000 shares of Common Stock upon vesting of RSUs.

    On February 6, 2012, the Reporting Person received 6,507 shares of Common Stock upon vesting of RSUs. The Reporting Person was entitled to receive an aggregate of 10,667 shares of Common Stock but elected to relinquish an aggregate of 4,160 shares, which were cancelled by the Company in exchange for the Company’s agreement to pay federal and state tax withholding obligations of the Reporting Person resulting from the vesting and delivery of the RSUs.

    On February 21, 2012, the Reporting Person received 6,393 shares of Common Stock upon vesting of RSUs. The Reporting Person was entitled to receive an aggregate of 10,000 shares of Common Stock but elected to relinquish an aggregate of 3,607 shares, which were cancelled by the Company in exchange for the Company’s agreement to pay federal and state tax withholding obligations of the Reporting Person resulting from the vesting and delivery of the RSUs.

    On March 2, 2012, the Reporting Person received 11,508 shares of Common Stock upon vesting of RSUs. The Reporting Person was entitled to receive an aggregate of 18,000 shares of Common Stock but elected to relinquish an aggregate of 6,492 shares, which were cancelled by the Company in exchange for the Company’s agreement to pay federal and state tax withholding obligations of the Reporting Person resulting from the vesting and delivery of the RSUs.

    On February 14, 2013, the Reporting Person received 8,191 shares of Common Stock upon vesting of RSUs. The Reporting Person was entitled to receive an aggregate of 13,267 shares of Common Stock but elected to relinquish an aggregate of 5,076 shares, which were cancelled by the Company in exchange for the Company’s agreement to pay federal and state tax withholding obligations of the Reporting Person resulting from the vesting and delivery of the RSUs.

    On February 19, 2013, the Reporting Person received 6,303 shares of Common Stock upon vesting of RSUs. The Reporting Person was entitled to receive an aggregate of 10,000 shares of Common Stock but elected to relinquish an aggregate of 3,697 shares, which were cancelled by the Company in exchange for the Company’s agreement to pay federal and state tax withholding obligations of the Reporting Person resulting from the vesting and delivery of the RSUs.

    On March 4, 2013, the Reporting Person received 11,346 shares of Common Stock upon vesting of RSUs. The Reporting Person was entitled to receive an aggregate of 18,000 shares of Common Stock but elected to relinquish an aggregate of 6,654 shares, which were cancelled by the Company in exchange for the Company’s agreement to pay federal and state tax withholding obligations of the Reporting Person resulting from the vesting and delivery of the RSUs.

    On June 30, 2013, stock options (the “Stock Options”) became exercisable for 125,000 shares of Common Stock (with an exercise price of $8.025 per share and an expiration date of July 29, 2020). The Stock Options were granted to the Reporting Person on July 29, 2010.

    During the period commencing on February 6, 2012 and ending on March 4, 2013, the Reporting Person did not sell or otherwise dispose of any shares of Common Stock for any reason other than to cover the required taxes as disclosed above for such period.

    No consideration was paid by the Reporting Person for the shares received in respect of RSUs.

    Except as set forth on this Schedule 13D, the Reporting Person has no current plans or proposals with respect to any of the items described in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Person has not formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.   However, the Reporting Person reserves the right to adopt such plans or proposals in the future.

Item 5. Interest in Securities of the Issuer.

    Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

    (a) Based on the 10,907,579 shares of Common Stock of the Company outstanding as of July 30, 2013 (as contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, filed on August 1, 2013), the Reporting Person is the beneficial owner of 1,400,433 shares of Common Stock, including the 125,000 Stock Options (collectively, the “Reported Shares”), representing 12.7% of the issued and outstanding Common Stock of the Company.

    The Reported Shares exclude: (i) the remaining 18,000 shares of Common Stock underlying RSUs granted to the Reporting Person on March 2, 2011, which vest on March 2, 2014; (ii) the remaining 26,534 shares of Common Stock underlying RSUs granted to the Reporting Person on February 14, 2012, which vest in two equal installments on February 14, 2014 and February 14, 2015; and (iii) the 24,691 shares of Common Stock underlying RSUs granted to the Reporting Person on February 20, 2013, of which 8,230 shares vest on each of February 20, 2014 and February 20, 2015, and 8,231 shares vest on February 20, 2016.

    (b)   The Reporting Person has the sole power to vote or direct the vote of, and to dispose of or direct the disposition of, all 1,400,433 Reported Shares (see section (d) below).

    (c)   Except as described herein, the Reporting Person has not effected any transactions in the Reported Shares during the past sixty days.

   (d)    Not applicable.

   (e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

    The matters set forth in Item 4 above (and the description of the stock options and RSUs set forth in Item 5(a) above) are incorporated into this Item 6 by reference as if fully set forth herein.

Signatures

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

/s/ Lloyd Lynford
Dated: August 26, 2013	Lloyd Lynford